UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ **Form C-TR: Termination of Reporting**

Name of issuer: Team Topia, Inc.

Legal status of issuer:

    Form: Corporation
    Jurisdiction of Incorporation/Organization: DELAWARE
    Date of organization: July 5, 2011

Physical address of issuer:

    8127 Mesa Drive STE B206-223
    Austin, Texas 78759

Website of issuer: https://www.teamtopia.com

Current number of employees: 13

Reason for termination of reports:

The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signature

Mason Hale

Name

CEO

Title